UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                  TRANSPRO INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    893885103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             CARL WILLIAM DINGER III
                                   PO BOX 150
                             GREEN VILLAGE, NJ 07935
                                 (973-408-9377)
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 22, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   893885103


1. NAMES OF THE REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                  Carl W. Dinger III*                ###-##-####
                  Ashley E. Dinger Trust             22-6710058
                  Caleigh N. Dinger Trust            22-6710059
                  Shelby C. Dinger Trust             22-6739944
                  Carousel World LP                  22-3699584

      (*individually and as trustee for three separate irrevocable trusts for the benefit of Carl W. Dinger III's children)


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

      (a)      / X /

      (b)      /   /


3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

               /   /


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Carl W. Dinger III - USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER


                  385,500

8.    SHARED VOTING POWER

                  0

9     SOLE DISPOSITIVE POWER

                  385,500

10.   SHARED DISPOSITIVE POWER

                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  Carl W. Dinger III -               360,100 shares
                  Ashley E. Dinger Trust -             7,800
                  Caleigh N. Dinger Trust -            7,800
                  Shelby C. Dinger Trust-              7,300
                  Carousel World LP                    2,500

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


               /   /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.42%


14.   TYPE OF REPORTING PERSON

                  IN

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


The following constitutes the Schedule 13D filed by the undersigned


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.01 par value per share ("the shares"), of Transpro, Inc., (the "Issuer"). The principal offices of the Issuer are at Gando Drive, New Haven, CT.


ITEM 2. IDENTITY AND BACKGROUND

a.) This statement is being filed jointly by Carl W. Dinger III, individually as trustee for three individual trusts, (the "Filers") and as a general partner of Carousel World LP. The beneficiaries of the irrevocable trusts are the children of Carl W. Dinger III, Ashley E. Dinger, Caleigh N. Dinger and Shelby C. Dinger. Jeff E. Dinger is a co-trustee of the three trusts and a general partner of Carousel World LP.

b.)   The principal address of each person or entity in the group is as follows:

                  Carl W. Dinger III (individually and as trustee)
                  PO Box 150
                  Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                  Carl W. Dinger III - Consultant/Officer of Carousel World LP

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.) Mr. Carl W. Dinger III and Jeffrey E. Dinger are citizens of the United States.


ITEM 3. SOURCE OF FUNDS

The source of funds of each of the filers are personal funds in two accounts, borrowings from investment brokerage accounts supported by several equity holdings. The three irrevocable trusts and Carousel World LP have no such borrowings.

ITEM 4. PURPOSE OF THE TRANSACTION

Filer filed an original 13D on Transpro in 2004. This 13D Amendment is related to Transpro's merger with Modine's Aftermarket division. As a result of the merger, roughly 8 million shares of Transpro will be issued to Modine shareholders under the new company's name Proliance. This share issuance reduces filer's position to under 5% ending filer's current need to report under the William's Act. Filer believes the merger of Transpro and Modine's Aftermarket Business is a model for growth in profitability for the combined entity "Proliance" and believes management has set forth the platform by which shareholder value will be significantly enhanced.




ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a.) As reported in the Issuer's 10K for the year ending December 31, 2004, the issuer had 7,106,023 common shares outstanding. The filing group owns 385,500 common shares representing 5.42% of the Issuer's shares outstanding. Each member of the group owns shares as follows:


                  Carl W. Dinger III                 360,100 shares
                  Ashley E. Dinger Trust*              7,800
                  Caleigh N. Dinger Trust*             7,800
                  Shelby C. Dinger Trust*              7,300
                  Carousel World LP                    2,500

*Children of Carl W. Dinger III with Carl W. Dinger III and Jeff Dinger act as trustees.

b.) Carl W. Dinger III retains voting control over his holdings. Carl W. Dinger III and Jeff Dinger vote the shares for the trusts as trustees and the shares of Carousel World LP as general partners.

c.) Transactions over the past sixty days are as follows, (all purchases):

    For Carl W. Dinger III accounts:

                  Date:             Shares:          Average Price:

                  6/06/2005         900              $6.32
                  6/17/2005         600              $6.84
                  6/29/2005         500              $6.34


d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of common stock.

e.) Not applicable



ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


July 22, 2005
-----------------------------------------------
Date



(Carl W. Dinger III)
-----------------------------------------------
Carl W. Dinger III, individually, as trustee and as general partner.



(Jeffrey E. Dinger)
-----------------------------------------------
Jeffrey E. Dinger, as trustee and as general partner.